United States securities and exchange commission logo





                             December 10, 2021

       Behrooz Abdi
       Chief Executive Officer
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Form S-4
                                                            Filed November 12,
2021
                                                            File No. 333-261055

       Dear Mr. Abdi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed November 12, 2021

       Questions and Answers for Shareholders of ACE, page 11

   1. In this section, please quantify the aggregate dollar amount and describe the nature of what the sponsor and
its affiliates have at risk that depends on the completion of a business combination.
Include the current value of the securities held, loans extended, fees due, and
out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
similar disclosure for the company's officers and directors, if material.
   2. Please also highlight the risk that the sponsor will benefit from the completion of a business combination
and may be incentivized to complete an acquisition of a less favorable target
company or on terms less favorable to shareholders rather than liquidate.
 Behrooz Abdi
FirstName LastNameBehrooz
ACE Convergence   AcquisitionAbdi
                              Corp.
Comapany10,
December  NameACE
              2021 Convergence Acquisition Corp.
December
Page 2    10, 2021 Page 2
FirstName LastName
3.       We note the statement that    The PIPE Investors have agreed to
purchase either (i)
         8,200,000 shares of New Tempo common stock or (ii) $25.0 million of
ACE   s 12.0%
         convertible senior notes due 2025, for an aggregate of $107,000,000 of gross proceeds, in
         the PIPE Investment.    Please reconcile with the definition on page 6
that    PIPE
         Investment    is (a) the purchase of up to 8,200,000 shares of New
Tempo common stock
         pursuant to the PIPE Common Stock Subscription Agreements and (b) the Convertible
         Note Investment.    (Emphases added.) If the PIPE Investors purchase
either $82.0 million
         in common stock or $25 million in notes, please explain how this would lead to aggregate gross proceeds of $107 million.
4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Summary of the Proxy Statement/Prospectus, page 29

5. We note your use of industry and market data throughout the prospectus derived from studies or reports from third parties, including IPC International. Please revise to include the names and dates of those studies, and to the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.
Interests of Directors and Executive Officers in the Business Combination, page
43

6. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
7. You note that the Proposed Certificate of Incorporation is silent as to the issue of the application of the doctrine of corporate opportunity. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Comparative Per Share Information, page 52

8. It is not clear to us why the pro forma basic and diluted net loss per share amounts presented on page 53 do not agree to the amounts presented on pages 193-194. Please clarify or revise.
9.       It is not clear why ACE   s historical weighted average shares
outstanding and net loss per
         share as of and for the year ended December 31, 2020 do not agree to the amounts
         presented in ACE   s annual financial statements. Please clarify or
revise.
10. It appears that underwriting fees remain constant and are not adjusted based on redemption. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at minimum, maximum, and interim redemption levels.
Risk Factors, page 55

11. Please tell us whether the sponsor will receive additional securities pursuant to an anti-
 Behrooz Abdi
FirstName LastNameBehrooz
ACE Convergence   AcquisitionAbdi
                              Corp.
Comapany10,
December  NameACE
              2021 Convergence Acquisition Corp.
December
Page 3    10, 2021 Page 3
FirstName LastName
         dilution adjustment based on the company's additional financing activities. To the extent they will, quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the dilution risk to public stockholders.
12. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
13. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
14. Please clarify in the risk factor on page 57 whether Tempo has been materially impacted by recent supply chain issues, such as those affecting the semiconductor industry. If so, please provide relevant detail including any material risks or impact to your results of
         operations or management   s ability to forecast. In this regard, we
note your disclosure on
         page 61 that due to the COVID-19 pandemic, Tempo has experienced some supply constraints, including with respect to semiconductor components. Business Combination Proposal
Registration Rights Agreement, page 120

15. We note that the merger agreement contemplates the entrance into an amended and restated registration rights agreement pursuant to which New Tempo will agree to register for resale certain shares of New Tempo common stock and other equity securities of New
         Tempo that are held by the parties thereto from time to time. Please disclose whether there are, or whether you expect, any maximum cash penalties under the registration rights agreement(s), if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Projected Financial Information, page 138

16. Please expand to fully describe the material assumptions underlying the projections contained in the first and second bullet points on page 140. Provide further explanation to support a revenue compound annual growth rate of 23% between 2021 and 2025.
Unaudited Pro Forma Condensed Combined Financial Information, page 187

17. When you update your pro forma financial statements, please ensure the historical amounts presented here agree to the historical amounts presented on the face of the financial statements. For example, we note that you present on page
192 Tempo   s total
         stockholders    equity of $68,840; based on page F-68, Tempo actually
had total
 Behrooz Abdi
FirstName LastNameBehrooz
ACE Convergence   AcquisitionAbdi
                              Corp.
Comapany10,
December  NameACE
              2021 Convergence Acquisition Corp.
December
Page 4    10, 2021 Page 4
FirstName LastName
         stockholders    deficit of $(68,840).
ACE's Management's Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk, page 218

18. It is not clear why you have provided disclosure about market risk as of September 30,
         2020. Please update your disclosure in accordance with Item 305 of Regulation S-K.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 232

19. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.
Tempo Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 232

20. You disclose on page 236 that sales and marketing expenses decreased for the year ended
         December 31, 2020 compared to the year ended December 31, 2019 partially due to an average reduction of 22% in headcount as a result of the global pandemic; however, you disclose that general and administrative expenses increased partially due to an average growth of 33% in headcount beginning end of fiscal year 2019 through fiscal year 2020.
         Please revise your disclosure to clarify how you experienced both an increase and a decrease in headcount in 2020 as compared to 2019.
Index to Financial Statements, page F-1

21. Please note the updating requirements of Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.
Financial Statements of ACE Convergence Acquisition Corp.
Note 10 - Fair Value Measurements, page F-19

22. You disclose on pages F-20 and F-39 that each Unit sold in the initial public offering consisted of one Class A ordinary share and one-fourth of one Public Warrant; however, you disclose on pages F-15 and F-33 that each Unit consisted of one Class A ordinary share and one-half of one Public Warrant. Please revise your disclosure to address this apparent discrepancy.
Note 5 - Related Party Transactions, page F-34

23. You disclose on page F-34 that you had $90,000 in borrowings under the working capital facility as of June 30, 2021 and December 31, 2020. As noted on pages F-4, F-17 and F-
         23, it appears that you actually had no outstanding borrowings under the working capital
 Behrooz Abdi
ACE Convergence Acquisition Corp.
December 10, 2021
Page 5
         facility as of December 31, 2020. In addition, you also disclose on pages 92 and 216 that you had no outstanding borrowings under the working capital facility as of June 30, 2021.
         Please revise your disclosure to address these apparent discrepancies and to provide disclosure that agrees to the amounts presented on the face of your financial statements.
Financial Statements of Tempo Automation, Inc.
Report of Independent Registered Public Accounting Firm, page F-40

24.      We note that BDO USA has served as Tempo Automation   s auditor since
2020. Please
         tell us what consideration you gave to providing the disclosures required by Item 304 of
         Regulation S-K, including a letter from the former auditor filed as an exhibit to the registration statement agreeing or disagreeing with those disclosures. Although we note
         Tempo Automation is the company being acquired, we also note the merger will be accounted for as a reverse recapitalization and that Tempo Automation is the accounting acquirer and predecessor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameBehrooz Abdi                               Sincerely,
Comapany NameACE Convergence Acquisition Corp.
                                                             Division of
Corporation Finance
December 10, 2021 Page 5                                     Office of
Manufacturing
FirstName LastName